Exhibit 8.1

Subsidiaries of Oddity Tech Ltd.

Legal Name	U.S. State or Other Jurisdiction of Incorporation or Organization
Il MAKIAGE BEAUTY IL LTD	Israel

IL MAKIAGE GB LTD	United Kingdom

I.M. GLOBAL RETAIL LIMITED PARTNERSHIP	Israel

IM INDUSTRIES INC.	New Jersey

IM RETAIL MANAGEMENT LTD	Israel

IM PRO MAKEUP NY LP	New York

MISS BEAUTY LTD	Israel

NEOWIZE INC	Delaware

NEOWIZE LTD	Israel

ODDITY LABS, LLC	Delaware

ODDITY TECH US INC.	New York

SPOILEDCHILD INC.	Delaware

VOYAGE81 LTD	Israel